

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 16, 2009

VIA INTERNATIONAL MAIL AND FAX 011-525-5526-12476
Mr. Salvi Rafael Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

> **RE: Grupo Televisa, S.A.B.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-12610**

Dear Mr. Viadero:

　　We have reviewed your supplemental response letter dated October 1, 2009 as well as your filing and have the following comments. As noted in our comment letter dated August 13, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Summary of Segment Business Results, page 59

1. We note your response to comment four from our letter dated August 13, 2009. Please incorporate your response into your future MD&A. In addition, please tell us and discuss the following:

    - How a "significant portion of the Company's advertising sold through the upfront option locked in prior to the economic crisis that started in the summer of 2007" enabled the Television Broadcasting segment to increase its revenues. In particular, we note that the rates locked in comprise the "lowest rates for commercial time" per your statement on page 23 and that advertising time sold in 2008 was not significantly higher than 2007.
    - How your "strong ratings primarily in prime time" contributed to your increased revenues in 2008. Per page 59, we note that your prime time advertising sold in 2008 increased by approximately 4% as compared to 2007.
    - Quantify the impact the 2008 Olympic Games broadcast had on your revenues.
    - Quantify the impact the advertising on a cost per rating point pricing basis had on your revenues.

Advertising Rates and Sales, page 61

2. We note your response to comment five from our letter dated August 13, 2009. Please tell us when the actual ratings are determined for advertising time sold. We note that the advertising prices based on actual ratings are not adjusted if such ratings were not met at the time of broadcast.

Item 9 – The Offer and Listing, page 101

3. We note your response to comment two from our letter dated August 13, 2009. If you reference the recapitalization in future filings, please very briefly explain the nature of the recapitalization or include a cross reference to the relevant Form 6-K to assist stockholders in understanding the transaction you are referencing.

Item 19 – Exhibits, page 133

4. We note your response to comment three from our letter dated August 13, 2009. Although Instruction 4(c)(v) to the Exhibits to the Form 20-F does not require you to file management contracts or compensatory plans if such contracts are not required to be publicly filed in Mexico and are not otherwise publicly disclosed, you are still required to file certain other contracts to which your directors or officers are parties pursuant to Instruction 4(b) to the Exhibits. For example, we note your disclosure on page 101 regarding the sale of property to one of your officers. To the extent this or any other arrangements involve a contract required to be filed as an exhibit pursuant to Instruction 4(b), please confirm that you will file such exhibit with future filings.

10. Retirement and Termination Benefits, page F-24
Plan Assets or Liability at December 31, page F-51

5. Please tell us in more detail why the overall expected return used in 2008 was 20.4% and the overall expected return rates used in 2007 and 2006 were 9.3% and 5.4%, respectively.

6. Please tell us more in detail how you concluded that over the past twelve years the average nominal annual rate of return on equity securities has equaled 23.8%, and the historical average nominal long-term rate of return on fixed income securities has equaled 7.82%. Please identify to us the specific market, industry, and companies associated with those returns.

7. It appears to us that you calculated the expected rate of return at December 31, 2007. Please tell us why you did not update your calculation as of December 31, 2008 and why exclusion of historical returns through 2008 would be appropriate.

8. Please identify the components of the equity and fixed income investments within your plan asset mix and the expected return that you assumed for each component. Tell us the significant building block method inputs used to calculate the expected return for each major component and how you determined those inputs. In particular, tell us the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined.

23(f) Goodwill and Other Intangible Assets, page F-49.

9. We note your response to comment eight from our letter dated August 13, 2009. In future filings, please disclose the incremental purchase price adjustment under US GAAP of Ps1,358,428 that was allocated to goodwill.

23(g) Equity Method Investees, page F-50

10. We note your response to comment nine from our letter dated August 13, 2009.

- Please tell us in more detail the nature of each limitation that prevents the board of directors to decide on the operational matters of Cablemas. For each limitation, tell us the factors you considered in EITF 96-16 in forming your conclusion.
- On page 18, you disclosed additional protections to minority shareholders under the Mexican Securities Market Law, which include "establishing additional responsibilities on the audit committee in all issues that have or may have an effect on minority stockholders and their interests in an issuer or its operations." Please tell us in more detail the nature of audit committee responsibilities, if any, held by the noncontrolling interests in Cablemas and the issues in which they may be involved. Tell us why this level of involvement does not constitute a substantive participative right and the factors that you considered in EITF 96-16 in forming your conclusion.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joaquin Balcarcel, General Counsel